United States securities and exchange commission logo





                           May 29, 2024

       Todd Capitani
       Chief Financial Officer
       Shore Bancshares, Inc.
       18 E. Dover Street
       Easton, MD 21601

                                                        Re: Shore Bancshares,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2024
                                                            File No. 333-279456

       Dear Todd Capitani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance